UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-40280

Elite Education Group International Limited

(Translation of registrant’s name into English)

1209 N. University Blvd.

Middletown OH 45042

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 1, 2021, Elite Education Group International Limited (the “Company”) entered into the following amended and restated employment agreements with its executive officers:

On November 1, 2021, the Company entered into an amendment and restated employment agreement, effective as of October 1, 2021, with Jianbo Zhang pursuant to which he agreed to serve as the Company’s Chief Executive Officer. The agreement provides for an annual base salary of USD$1.00 and the issuance of restricted stock units for 100,000 common shares vesting in four equal installments on the first calendar day of each full fiscal quarter. Under the terms of the agreement, commencing with the year ending September 30, 2022, Mr. Zhang will be eligible to receive an annual bonus of restricted stock units for up to 50,000 common shares, in the determination of the Company’s Compensation Committee, if the Company’s sales revenue increased by 20% during the fiscal year in question. Mr. Zhang is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. Mr. Zhang was also issued an option to purchase 50,000 common shares under the terms of the Company’s 2019 Equity Incentive Plan. The term of the agreement shall expire on October 1, 2026, which term will automatically extend for additional 12-month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by him for “good reason” (as defined in the agreement), he shall be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Mr. Zhang has agreed not to compete with the Company for 9 months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Mr. Zhang was issued restricted stock units for 250,000 common shares vesting in five equal installments in the period between October 1, 2021 and October 1, 2023, as well as an additional option to purchase 150,000 common shares, under the terms of the Company’s 2019 Equity Incentive Plan.

On November 1, 2021, the Company entered into an amendment and restated employment agreement, effective as of October 1, 2021, with Zhenyu Wu pursuant to which he agreed to serve as the Company’s Chief Financial Officer. The agreement provides for an annual base salary of USD$1.00 and the issuance of restricted stock units for 80,000 common shares vesting in four equal installments on the first calendar day of each full fiscal quarter. Under the terms of the agreement, commencing with the year ending September 30, 2022, Mr. Wu will be eligible to receive an annual bonus of restricted stock units for up to 40,000 common shares, in the determination of the Company’s Compensation Committee, if the Company’s sales revenue increased by 20% during the fiscal year in question. Mr. Wu is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. Mr. Wu was also issued an option to purchase 40,000 common shares under the terms of the Company’s 2019 Equity Incentive Plan. The term of the agreement shall expire on October 1, 2026, which term will automatically extend for additional 12-month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by him for “good reason” (as defined in the agreement), he shall be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Mr. Wu has agreed not to compete with the Company for 9 months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Mr. Wu was issued restricted stock units for 150,000 common shares vesting in three equal installments on in the period between October 1, 2021 and October 1, 2022, as well as an additional option to purchase 125,000 common shares, under the terms of the Company’s 2019 Equity Incentive Plan.

On November 1, 2021, the Company entered into an amendment and restated employment agreement, effective as of October 1, 2021, with Yunxia Xu pursuant to which she agreed to serve as the Company’s Chief Operating Officer and Chief Marketing Officer. The agreement provides for an annual base salary of USD$50,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, Ms. Xu will be entitled to receive an annual cash bonus in the amount of up to USD$20,000 if, in the determination of the Company’s Compensation Committee, the Company’s sales revenue increased by 20% during the fiscal year in question. She is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. Under the terms of the agreement, commencing with the year ending September 30, 2022, Ms. Xu will be eligible to receive an annual bonus of restricted stock units for up to 60,000 common shares, in the determination of the Company’s Compensation Committee. The term of the agreement shall expire on October 1, 2026, which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of her salary through the date of her termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of her benefits under the agreement. If her employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 30 days’ advanced notice, or by her for “good reason” (as defined in the agreement), she shall be entitled to receive severance payments equal to 9 months’ of her base salary and a pro rata portion of her target annual bonus for the year when termination occurs. Ms. Xu has agreed not to compete with the Company for 9 months after the termination of her employment; she also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Ms. Xu was issued 60,000 common shares, as well as restricted stock units for 80,000 common shares vesting in four equal installments in the period between October 1, 2021 and April 1, 2023, under the terms of the Company’s 2019 Equity Incentive Plan.

On November 1, 2021, the Company entered into an amendment and restated employment agreement, effective as of October 1, 2021, with Jing Li pursuant to which she agreed to serve as the Company’s Chief Development Officer. The agreement provides for an annual base salary of USD$35,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, Ms. Li will be entitled to receive an annual cash bonus in the amount of up to USD$15,000 if, in the determination of the Company’s Compensation Committee, the Company’s sales revenue increased by 20% during the fiscal year in question. She is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. Under the terms of the agreement, commencing with the year ending September 30, 2022, Ms. Li will be eligible to receive an annual bonus of restricted stock units for up to 10,000 common shares, in the determination of the Company’s Compensation Committee. The term of the agreement shall expire on October 1, 2026, which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of her salary through the date of her termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of her benefits under the agreement. If her employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by her for “good reason” (as defined in the agreement), she shall be entitled to receive severance payments equal to 9 months’ of her base salary and a pro rata portion of her target annual bonus for the year when termination occurs. Ms. Li has agreed not to compete with the Company’s for 9 months after the termination of her employment; she also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Ms. Li was issued 5,000 common shares, as well as restricted stock units for 30,000 common shares vesting in three equal installments in the period between October 1, 2021 and October 1, 2022, under the terms of the Company’s 2019 Equity Incentive Plan.

On November 1, 2021, the Company entered into an amendment and restated employment agreement, effective as of October 1, 2021, with Bo Yu pursuant to which he agreed to serve as the Company’s Chief Programs Officer. The agreement provides for an annual base salary of USD$35,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, Mr. Yu will be entitled to receive an annual cash bonus in the amount of up to USD$15,000 if, in the determination of the Company’s Compensation Committee, the Company’s sales revenue increased by 20% during the fiscal year in question. He is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. Under the terms of the agreement, commencing with the year ending September 30, 2022, Mr.Yu will be eligible to receive an annual bonus of restricted stock units for up to 10,000 common shares, in the determination of the Company’s Compensation Committee. The term of the agreement shall expire on October 1, 2026, which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by him for “good reason” (as defined in the agreement), he shall be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Mr. Yu has agreed not to compete with the Company’s for 9 months after the termination of her employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Mr. Yu was issued 40,000 common shares, as well as restricted stock units for 30,000 common shares vesting in three equal installments in the period between October 1, 2021 and October 1, 2022, under the terms of the Company’s 2019 Equity Incentive Plan.

In October 2021, the Company’ Board of Directors, upon recommendation of the Compensation Committee of the Board of Directors, approved a non-employee director compensation plan, pursuant to which each non-employee director: (i) will be granted annually a number of restricted stock units equal to $30,000 divided by the closing price of the Company’s common stock, under the Company’s 2019 Equity Incentive Plan (the “Stock Plan”), on the date of the Company’s annual meeting of stockholders; and (ii) will receive the following cash compensation: (A) base compensation of $18,000 per year; (B) the chairperson of the Audit Committee, Compensation Committee and Nominating and Governance Committee shall receive annual compensation of $12,000, $6,000 and $6,000, respectively; and (C) each member (other than chairperson) of such committees shall receive annual compensation of $6,000. In addition, to the creation of the foregoing plan, for the Company’ Compensation Committee approved a one-time grant of Company common shares to each of the non-employee directors as follows: (i) Mr. Craig Wilson received a grant of shares equal to $27,000 (based on the Company’s common share price as of November 1, 2021) of which one-third of such shares were issued and the remaining two-thirds will be issued in equal installments on April 1, 2022 and October 1, 2022; and (ii) Ms. Majorie Cowan and Mr. Gary Pratt each received a grant of shares equal to $22,500 (based on the Company’s common share price as of November 1, 2021) of which one-third of such shares were issued and the remaining two-thirds will be issued in equal installments on April 1, 2022 and October 1, 2022.

The foregoing descriptions of the employment agreements do not purport to be complete and are qualified in their entirety by reference to the complete text of the employment agreements and non-employee director compensation plan, which are filed as exhibits 99.1-99.6 to this report.

This Report on Form 6-K is incorporated by reference into the registration statement on Form S-8 (File No. 333-258658) of the Company, filed with the Securities and Exchange Commission (“SEC”), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Employment Agreement between Elite Education Group International Limited and Jianbo Zhang, dated November 1, 2021.

99.2	Employment Agreement between Elite Education Group International Limited and Zhenyu Wu, dated November 1, 2021.

99.3	Employment Agreement between Elite Education Group International Limited and Yunxia Xu, dated November 1, 2021.

99.4	Employment Agreement between Elite Education Group International Limited and Jing Li, dated November 1, 2021.

99.5	Employment Agreement between Elite Education Group International Limited and Bo Yu, dated November 1, 2021.

99.6	Non-Employee Director Compensation Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Elite Education Group International Limited

By:	/s/ Zhenyu Wu
Zhenyu Wu Chief Financial Officer

Date: November 5, 2021

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